Filed by Nuveen Municipal Credit Income Fund

(Commission File No. 333-295829)

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company: Nuveen Minnesota Quality Municipal Income Fund

(Commission File No. 811-22967)

Good day,

The Board of the Nuveen Closed End Funds needs to hear from their shareholders regarding a very important matter, and the deadline is quickly approaching.

Every vote is important and helps the Nuveen Closed End Funds reach the vote requirement for the meeting, which is scheduled for Thursday, September 24, 2026. The Board is recommending a “FOR” vote on the proposal, which is described in detail in the proxy statement.

We would be happy to assist by answering any questions about the proposal and by recording a vote over the phone. Voting by phone is a quick way to participate, ensuring that enough votes are received to convene the meeting and avoid an adjournment.

Please call toll-free 877-739-7802 and provide reference number <<GS Number>>. We are available from 9:00am until 11:00pm Eastern Time weekdays and from Noon to 6:00pm Eastern Time on Saturday.

Thank you for your time and attention to this matter. We look forward to your call.

Best regards,

<<Supervisor>>
<<GS Number>>
Computershare
877-739-7802
51 West 52nd Street, 6th Floor
New York, NY 10019
www.cfs.computershare.com

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Good day,

We need your help so please vote now! At this time, we have no voting instruction for your Nuveen Closed End Funds shares and the deadline to cast your vote is quickly approaching. It’s imperative that the Board hears from all shareholders and that your shares are represented regarding this important business matter.

The Board is recommending a “FOR” vote on the proposal, which is described in detail in the proxy statement. Exercising your right to vote, regardless of the number of shares you own, is essential for the Nuveen Closed End Funds to achieve the participation needed to successfully conduct the meeting and avoid an adjournment.

We would be happy to assist by answering any questions about the proposal and by recording a vote over the phone. Voting by telephone is the quickest way to participate and ensures that you receive printed confirmation that your vote has been submitted. You WILL NOT be asked for any confidential information and your call will be recorded for your protection.

PLEASE VOTE NOW BY CALLING
Number: 877-739-7802
Hours: Weekdays - 9:00am until 11:00pm and Saturdays - Noon to 6:00pm ET
Reference Number: <<GS Number>>

The shareholder meeting is scheduled to be held on Thursday, September 24, 2026, so call us now to ensure that your vote is recorded!

Best Regards,

<<Supervisor>>
<<GS Number>>
Computershare
877-739-7802
51 West 52nd Street, 6th Floor
New York, NY 10019
www.cfs.computershare.com

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Computershare
51 West 52nd Street, 6th Floor
New York, NY 10019

Dear Shareholder,

Time is running out! The Nuveen Closed End Funds shareholder meeting is scheduled to be held next Thursday, September 24, 2026. The Board strongly encourages all shareholders to cast their votes, make their voices heard, and ensure the meeting proceeds without the need for an adjournment.

The proxy statement contains all the essential information about the proposal. Please review the statement and consider the potential benefits that the proposal could bring to the Nuveen Closed End Funds.

If you have any questions or need assistance with submitting your vote, please do not hesitate to contact us. Our team is available to assist you from 9:00 am to 11:00 pm Eastern Time on weekdays and from Noon to 6:00 pm Eastern Time on Saturday.

To record your vote, please call toll-free 877-739-7802 and provide reference number <<GS Number>>.

Your participation is of the utmost importance. The meeting is less than 7 days away and your vote, regardless of how many shares you own, is critical to ensure that enough votes are received to hold the meeting. We appreciate your continued support and eagerly anticipate your contribution.

Thank you for your attention to this matter.

Sincerely,

<<Supervisor>>
<<GS Number>>
Computershare
877-739-7802
51 West 52nd Street, 6th Floor
New York, NY 10019
www.cfs.computershare.com

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Computershare
51 West 52nd Street, 6th Floor
New York, NY 10019

Dear Shareholder,

You have less than 3 days to cast a vote on your Nuveen Closed End Funds investment. The Board urges all shareholders to vote without delay, as they firmly believe each proposal is in the best interest of the Funds and strongly recommend voting "FOR" on the proposal.

Your vote, regardless of how many shares you own, is critical to ensure that enough votes are received to hold the meeting. If we do not receive your vote by Thursday, September 24, 2026, the Nuveen Closed End Funds may be unable to hold the meeting and may be required to solicit additional proxies to obtain sufficient shareholder participation.

The proxy statement contains all the essential information about the proposal. Please take a moment to review this material and if you have any questions, or are ready to cast your vote, please call toll-free -877-739-7802 and provide reference number <<GS Number>>. We are available from 9:00 am to 11:00 pm Eastern Time on weekdays and from Noon to 6:00 pm Eastern Time on Saturday.

With less than a week remaining, we urge you to cast your vote promptly.

<<Supervisor>>
<<GS Number>>
Computershare
877-739-7802
51 West 52nd Street, 6th Floor`
New York, NY 10019
www.cfs.computershare.com

| CERTAINTY | INGENUITY | ADVANTAGE |

If you do not wish to receive any further commercial email, please reply to this email with ‘UNSUBSCRIBE’, or write to:
Computershare
51 West 52nd Street, 6th Floor
New York, NY 10019